[Reference Translation]

February 6, 2026

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION

Name and Title of Representative:	Koji Sato, President

(Code Number:7203;

Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)

Name and Title of Contact Person:	Yoshihide Moriyama,

General Manager,

Capital Strategy & Affiliated Companies Finance Div.

(Telephone: +81-565-28-2121)

Notification of Change of Representative Directors

At the Board of Directors meeting held on February 6, 2026, Toyota Motor Corporation (“TMC”) informally decided the following changes regarding our representative directors.

1. Changes in Duties and Responsibilities of Directors Effective the Date of the 122nd Ordinary General Shareholders’ Meeting

Name	New	Current
Koji Sato	Vice Chairman Chief Industry Officer	President, Member of the Board of Directors (Representative Director) Operating Officer Chief Executive Officer

Kenta Kon	President, Member of the Board of Directors (Representative Director) Operating Officer Chief Executive Officer	Operating Officer Chief Financial Officer Director and Chief Financial Officer of Woven by Toyota, Inc.

Yoichi Miyazaki	Executive Vice President, Member of the Board of Directors (Representative Director) Operating Officer Chief Financial Officer	Executive Vice President, Member of the Board of Directors (Representative Director) Operating Officer

[Reason for Changes]

The changes in the position of the Directors are a result of changes in the authority of representation.

The appointment of board members will become effective upon approval at the 122nd Ordinary General Shareholders’ Meeting. The formal assignment of board members with specific titles, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the board of directors meeting following the 122nd Ordinary General Shareholders’ Meeting. The resignation of board members leaving their current posts will become effective on the date of the 122nd Ordinary General Shareholders’ Meeting.

Regarding of the changes in areas of responsibility for executives effective April 1, 2026, please refer to the “TMC Announces Changes to Executive Structure” that TMC announced today.

2. Biography of the New Representative Director Nominees

Name:	Kenta Kon

Date of Birth:	August 2, 1968

Education:

Mar. 1991	Bachelor’s degree in economics, Tohoku University

Business Experience:

Apr. 1991	Joined Toyota Motor Corporation (TMC)

Jan. 2017	General Manager, Accounting Div.

Jun. 2018	Managing Officer

Jun. 2018	Deputy Chief Officer, General Administration & Human Resources Group

Jun. 2018	Deputy Chief Officer, Accounting Group

Jan. 2019	Executive Vice President, Advanced R&D and Engineering Company

Jul. 2019	Operating Officer

Jul. 2019	Chief Officer, Accounting Group

Jan. 2020	Fellow, Advanced R&D and Engineering Company

Apr. 2020	Chief Financial Officer

Jun. 2021	Member of the Board of Directors, Operating Officer

Apr. 2022	Member of the Board of Directors, Operating Officer, Executive Vice President

Apr. 2023	Member of the Board of Directors

Apr. 2023	Representative Director, Chief Financial Officer, Woven by Toyota, Inc.

Oct. 2023	Director, Chief Financial Officer, Woven by Toyota, Inc. (current)

Jan. 2025	Operating Officer (TMC) (current)

Apr. 2025	In charge of Mobility 3.0 Office (current)

Jul. 2025	Chief Financial Officer (current)

Number of TMC Common Shares Owned:

69,432 shares (as of Feb. 5, 2026)

-End

February 6, 2026

Toyota Motor Corporation

TMC Announces Changes to Executive Structure

Toyota City, Japan, February 6, 2026—Toyota Motor Corporation (TMC) announced today that it intends to implement changes to its executive structure effective April 1, 2026, and changes to its Board of Directors effective the date of its 122nd Ordinary General Shareholders’ Meeting.

1. Executive changes effective April 1

Koji Sato, President and Member of the Board of Directors, will assume the position of Vice Chairman and the newly established role of Chief Industry Officer (CIO), and Kenta Kon, Operating Officer, will assume the position of President and Chief Executive Officer.

Under this new leadership structure, Sato will focus on the broader industry, including Toyota, as Vice Chairman and CIO, while Kon will focus on internal company management as President and CEO.

This change in roles is intended to accelerate management decision-making in response to changes in the internal and external environment and to establish a structure that will enable Toyota to fully carry out its mission of contributing to society through industry.

This organizational structure was established based on the following considerations:

-

As the automotive industry faces a challenging business environment, there is a growing need to accelerate practical initiatives for industry collaboration to strengthen international competitiveness. In this context, the role Sato is expected to play as Chairman of Japan Automobile Manufacturers Association, Inc. (hereinafter referred to as JAMA) is significant.

-

As Vice Chair of KEIDANREN (Japan Business Federation), appointed in May 2025, Sato is also expected to promote policy proposals centered on monozukuri (manufacturing) and advance industry collaboration to enhance Japan’s industrial competitiveness.

-	For Toyota to continue advancing its transformation into a mobility company, it is necessary not only to strengthen industry collaboration but also to expand partnerships beyond the industry.

-

Within Toyota, improving the company’s earning power, which forms the foundation for continuing to make ever-better cars, and lowering the break-even volume are immediate priorities. Concrete actions on these issues are urgently required. To achieve this, it is necessary to lead reforms across the entire company, not through functional segmentation but by addressing the value chain as a whole. As Toyota’s CFO, Kon has been at the forefront of efforts to improve the earnings structure and has also gained cross-functional management experience at Woven by Toyota, Inc.

Personnel proposals for top management positions are regarded as an important matter and are reviewed on an ongoing basis from a long-term perspective. The Executive Appointment Meeting has therefore been considering future candidates.

In October of last year, JAMA requested that Sato, who had been addressing industry issues as Vice Chairman of JAMA, assume the position of the next Chairman and continue to serve as the industry’s coordinator.

The Board of Directors determined that contributing to the industry is Toyota’s responsibility and approved Sato’s appointment as Chairman of JAMA effective January 2026.

In response, the Executive Appointment Meeting * discussed the management impact of concurrently holding the roles of Toyota’s top executive, Chairman of JAMA, and Vice Chair of Keidanren, and considered the optimal new leadership structure in light of the current environmental changes and the individual strengths of each executive. Based on these discussions, the Executive Appointment Meeting proposed the new personnel structure at the board meeting held on February 6, and the proposal was approved.

*To ensure independence in director nominations, Toyota’s director personnel proposals are first reviewed and proposed by the Executive Appointment Meeting , composed of two independent outside directors (Shigeaki Okamoto and Kumi Fujisawa) and one internal director (Yoichi Miyazaki) and then resolved by the Board of Directors (The election of directors is formally decided upon approval at the General Shareholders’ Meeting).

Changes in Areas of Responsibility for Executives (3)

Name	New Title Effective (April 1)	Current Title
KOJI SATO	Vice Chairman, Member of the Board of Directors (Representative Director) Chief Industry Officer (newly established)	President, Member of the Board of Directors (Representative Director) Operating Officer Chief Executive Officer

KENTA KON	President Operating Officer Chief Executive Officer	Operating Officer Chief Financial Officer Director and Chief Financial Officer of Woven by Toyota, Inc.

YOICHI MIYAZAKI	Executive Vice President, Member of the Board of Directors (Representative Director) Operating Officer Chief Financial Officer	Executive Vice President, Member of the Board of Directors (Representative Director) Operating Officer

2. Changes to the Board of Directors effective the date of the 122nd Ordinary General Shareholders’ Meeting

The appointment of board members will become effective upon approval at the 122nd Ordinary General Shareholders’ Meeting. The formal assignment of board members with specific titles, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the board of directors meeting following the 122nd Ordinary General Shareholders’ Meeting. The resignation of board members leaving their current posts will become effective on the date of the 122nd Ordinary General Shareholders’ Meeting.

Member of the Board of Directors Resigning Post

Name	Following the 122nd Ordinary General Shareholders’ Meeting (scheduled for June 2026)

KOJI SATO	Vice Chairman Chief Industry Officer

New Member of the Board of Directors

Name	Following the 122nd Ordinary General Shareholders’ Meeting (scheduled for June 2026)

KENTA KON	President, Member of the Board of Directors (Representative Director) Operating Officer Chief Executive Officer